MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	30929-0001 / @BCL@304D7730.DOC

January 19, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John P. Lucas, Staff Attorney
Division of Corporate Finance

Dear Sirs:

Re:	Tao Minerals Ltd.
Preliminary Proxy Statement
Filed October 9, 2009
Response Letter Dated December 9, 2009
File No. 0-51922

We are the solicitors for the Company. We refer to your letter of January 15, 2010 addressed to the Company with your comments on the Company's Preliminary Proxy Statement, filed October 9, 2009. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Preliminary Proxy Statement

General

1.	We confirm that the Company is now in good standing with the Nevada Secretary of State.

2.

Under Nevada Revised Statute 78.207 (“NRS 78.207”), a company may change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

P a g e | 2

increasing or decreasing the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change, may do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.

In accordance with NRS 78.207, on September 21, 2009 the Company effected a 200 for one (1) share consolidation of both its authorized capital and its issued and outstanding stock.

Once the directors of the Company approved the share consolidation, a Certificate of Change was filed with and accepted by the Nevada Secretary of State. A copy of the filed Certificate of Change was filed as an exhibit to the Current Report on Form 8-K on November 12, 2009. The Company was also required to submit the filing to FINRA for their approval. The consolidation become effective on the OTC Bulletin Board on September 23, 2009.

We confirm that a share consolidation does not differ from a reverse stock split.

3.	We confirm that shareholder approval was not required with the share consolidation effected in September 2009.

4.

Further to our response in item 2 above, we confirm that the Company filed a Certificate of Change with the Nevada Secretary of State. The Certificate of Change was filed as an exhibit to the Current Report on Form8-K filed on November 12, 2009.

We look forward to the receipt of any further comments which you may have in regard to our proposed amendments to the preliminary Proxy Statement. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald